

August 16, 2010

Gregory J. Hayes
Senior Vice President and Chief Financial Officer
United Technologies Corporation
United Technologies Building
Hartford, CT 06101

> **Re:**   **United Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed April 26, 2010**
> **File No. 001-00812**

Dear Mr. Hayes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 13
Management's Discussion and Analysis
Results of Operations, page 4

1. We note that "cost of products sold" and "cost of services sold" are material to the associated revenues and your margins but that there is no separate analysis of these costs. We believe that a comparative analysis of these costs on a consolidated and segment basis would be meaningful to investors in understanding your results. We believe a table that presents each material component of cost of sales on a common size basis would aid your analysis. Please revise your disclosure accordingly and include the intended revised disclosure in your response.

Segment Review, page 8

2. On page 9 in the comparison between 2009 and 2008 of Otis you cite "improved margins in the contractual maintenance business" without explanation of the underlying reason for the improved margins. While this explains what happened, it does not explain why it happened, which we believe is important to investors' understanding of your business. Therefore, please revise to discuss underlying reasons associated with material factors cited, as appropriate.

3. On page 10 in the comparison between 2009 and 2008 of Carrier you state that volume decline in your "higher margin businesses" contributed to the operational profit decrease. Please revise to describe what the higher margin businesses consist of.

Off-Balance Sheet Arrangements and Contractual Obligations, page 20

4. You disclose in a footnote to the contractual obligations and commitments table that the amounts for long-term debt exclude interest. As this table is intended to increase the transparency of cash flows, we believe you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate. If you continue to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other information that is material to an understanding of these future cash flows.

Consolidated Statement of Operations, page 26

5. You classify "other income, net" as revenues. From your disclosures, it appears that such other income is not representative of your ongoing major or central operations to be presented as revenue. For example, "other income, net" includes royalty and interest income, gains from divestitures, disposals, contributions and distributions, joint venture equity income, cash management activities, fair value remeasurements and tax related interest. Please revise your presentation as appropriate.

Notes to Consolidated Financial Statements
Revenue Recognition, page 32

6. We note your disclosure in the Business and MD&A portions of your filing that you give incentives to customers. Please describe for us the types of incentives offered to customers and how you account for them.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements
Note 1: Acquisitions, Dispositions, Goodwill and Other Intangible Assets
Business Acquisitions, page 6

7. Pursuant to ASC 805-30-50-1a, please provide a qualitative description of the factors that make up the $1.0 billion of goodwill recognized in the acquisition GE Security.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief